NAVIOS MARITIME HOLDINGS INC.

C/O INTERNATIONAL SHIPPING ENTERPRISES, INC.

1125 FRANKLIN AVENUE, SUITE 325

GARDEN CITY, NEW YORK 11530

(516) 240-8025

July 22, 2005

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention: William Bennett

Re:	International Shipping Enterprises, Inc./Navios Maritime Holdings Inc. Registration Statement on Form S-4, as amended (SEC File No. 333-124170)

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-4 filed on April 19, 2005, as amended (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Navios Maritime Holdings Inc., as successor by merger to International Shipping Enterprises, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to 2:15 p.m. on Friday, July 22, 2005, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

The Company acknowledges that the staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the filing and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Todd E. Mason, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6731 with any comments or questions regarding the Registration Statement.

Very truly yours,

/S/ ANGELIKI FRANGOU
Angeliki Frangou Chief Executive Officer

cc:    Kenneth Koch, Esq.

INTERNATIONAL SHIPPING ENTERPRISES, INC.

1125 FRANKLIN AVENUE, SUITE 325

GARDEN CITY, NEW YORK 11530

(516) 240-8025

July 22, 2005

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention: William Bennett

Re:	International Shipping Enterprises, Inc./Navios Maritime Holdings Inc. Registration Statement on Form S-4, as amended (SEC File No. 333-124170)

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-4 filed on April 19, 2005, as amended (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of International Shipping Enterprises, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to 2:15 p.m. on Friday, July 22, 2005, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

The Company acknowledges that the staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the filing and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Todd E. Mason, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6731 with any comments or questions regarding the Registration Statement.

Very truly yours,

/S/ ANGELIKI FRANGOU
Angeliki Frangou Chief Executive Officer

cc:    Kenneth Koch, Esq.